Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: BNC Bancorp

Registration Statement No. 333-216568

Set forth below is a transcript of the portions of Pinnacle’s quarterly earnings conference call held on April 18, 2017 during which the proposed merger of BNC with and into Pinnacle was discussed.

PINNACLE FINANCIAL PARTNERS

Moderator: Terry Turner

April 18, 2017

8:30 a.m. CDT

(M. Terry Turner, President and CEO):

The first quarter of 2017 was a very busy quarter for us as it related to the proposed merger with BNC.

Most of you will remember on January 22, we announced the transaction. April the 6th we received our regulatory approvals from the FDIC, the Federal Reserve, the Tennessee Department of Financial Institutions and the North Carolina Office of the Commissioner of Banking. So at this point we believe we will have our shareholder meetings for PNFP and BNCN in mid to late June. We’ll actually close the merger in mid-June to early July. We will actually make the brand conversion to Pinnacle in the September or October timeframe, and as you see on the slide there we have October or November legacy Pinnacle systems conversion.

I think this is a really important and strategic update here. For those of you that listen and are aware of our original assumptions going in, we anticipated that we would go through a phased conversion of the Bank of North Carolina from the Jack Henry Silverlake system to the Fiserv system that we operate on at Pinnacle. We have determined at this point to do the opposite of that. We intend to convert Pinnacle to the Jack Henry Silverlake system. We believe that this significantly de-risks the integration and conversion effort, for several reasons. One is we believe our ability to manage change, educate the salesforce, conduct the transition in our existing footprint is very strong and powerful and, frankly, easier than across the market footprint at the Bank of North Carolina. And secondly, because the Bank of North Carolina has been an effective acquirer and integrator of banks, there are a number of their clients who have been through a number of systems integrations in the recent past, and so we can avoid putting them through an additional integration. And, so again we think this is a creative approach and one that significantly de-risks the integration effort. We will actually merge our systems and BNCN’s systems data in February of 2018, and so the synergy case will be fully deployed in the second quarter of ’18. As I mentioned, we think the approach does substantially reduce the risk, it accelerates the timing of many of the synergies, but it will delay the realization of a small portion of the synergies by a quarter. You know, a back of the envelope estimate from me might be a million dollars in delayed synergy pick-up during the first quarter of 2018, and again I think that price is affordable and appropriate for the substantial reduction in risk.

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BNCN released their results last night and as you may have seen, they continue to aggressively grow their loan book. $165 million in net loan growth in Q1 would be an annualized loan growth rate of 12.1 percent. So, again, they continue to perform extremely well.

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(Harold R. Carpenter, EVP and CFO):

As we look forward to the second quarter, purchase accounting related to CapitalMark, Magna and Avenue should continue to decrease and have less influence on our margins as we’re estimating our loan discount accretion in the second quarter will be 10 to 20 basis points of our margin before we consider any impact of Bank of North Carolina should that transaction close in the second quarter.

As many of you know, Bank of North Carolina reported last night and based on our review of their information, their first quarter revenues were $74.4 million compared to $71 million in the fourth quarter or an increase of almost $3 and a half million, which is a whale of a number. Excluding the increase in the loan discount accretion of approximately $500,000, net revenue growth of 2.9 million reflects a strong quarter of revenue growth, in our view.

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Bank of North Carolina reported yesterday that its net growth in average balances was up approximately $165 million or approximately 12% linked-quarter annualized, which we believe is a testament to their associates and their ability to stay focused on their business while also in the middle of a transaction. But then again, that’s what they told us they could and would do.

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Bank of North Carolina also reported very strong deposit growth as their average deposits increased by $213 million during the first quarter or a 14% linked-quarter annualized, while their cost of funds only increased by one basis point. We all consider that to be great work at Bank of North Carolina.

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We get a lot of questions about what happens when our balance sheet and Bank of North Carolina’s balance sheets come together. We talked about this in some detail on the merger call but we thought we’d update you today. Top charts are earning assets and bottom charts are deposits and other funding.

As to the balance sheet composition, we are more asset sensitive than Bank of North Carolina with 53% of our earning assets tied to some variable rate with Bank of North Carolina being at 33%. Combined we are at 45. You can see we’ve reduced the percentage of our loan book on floors down to basically an inconsequential amount at 3%. As the Bank of North Carolina footprint works on developing their C&I platform, we should see more variable rate product on the asset side of the combined balance sheet. But roughly half of the assets are in variable rate structures currently.

On funding, Bank of North Carolina has more longer term product. Again, as the Bank of North Carolina footprint works on developing their C&I platform, we should see more noninterest bearing product begin and more core deposits begin to flow into their balance sheet.

None of the information considers purchase accounting which will have a meaningful impact on the combined firm’s balance sheet, especially in the first two to three years. That said, we continue to like the way this balance sheet is coming together.

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(M. Terry Turner, president and CEO):

And so, in addition to building a $16 billion asset bank in Tennessee by 2020, our three-year strategic plan contemplated our exploration of opportunities in some of the most attractive Southeastern markets including Atlanta, Charlotte, Raleigh, Charleston and Richmond. And that has led to our proposed merger with BNCN.

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We get asked a lot about what’s next and our outlook going forward, I’m very excited about the position we find ourselves in today. When we close the BNCN transaction, we will be located in twelve of the most attractive markets in the Southeast, with a proven ability to take share from large regionals who have dominated these markets for some time.

I think that you should expect us to focus our energy in 2017 on the effective integration of BNCN. Rick Callicutt, BNCN’s CEO, and I have established a number of performance targets which we believe will enable us to achieve this integration with no loss of momentum for either bank, which is a monumental achievement. And looking at Q1, we’re off to a fabulous start.

It’s our belief that the organic growth potential for our firm in these twelve markets for the foreseeable future is outstanding. And beyond that, we are likely to have additional de novo and acquisition opportunities to finish building out our remaining targeted markets.

It’s my current belief that we will effectively integrate BNCN in 2017 and be in a position to pursue additional strategic opportunities in 2018.

Set forth below is a transcript of the portions of the question and answer session of Pinnacle’s quarterly earnings conference call held on April 18, 2017 during which the proposed merger of BNC with and into Pinnacle was discussed.

Catherine Mealor, KBW:

Q: As a follow up, just thinking big picture on the margins. So in your strategic target slide you show that you’re at the top end of your NIM target. Now some of that is accretable yield, of course, but is there an opportunity for that target to move higher with rates moving higher and as we fold in BNCN or is that still the range in which you think you’re comfortable operating?

A: (Mr. Carpenter) Yeah, we’ll look at it when we get the full effect of Bank of North Carolina, but we think it actually could. It just depends on what it looks like on the day that the accounts are merged in and what the discount accretion is going to be.

(Mr. Turner) Hey, Catherine, I might just add to Harold’s comments that, you know, you’ve been around and seen these numbers a long time. We started with a lower ROA target, we raised it twice. When we moved it we have moved some of those subsidiary targets, in other words the margin, the fees to assets, the expense to assets and net charge-offs, we’ve moved those more rapidly than we have the ROA targets themselves. So when we go through the planning cycle the idea is here that we’re going to figure out how to hit the ROA target, and we’ll move those other components as we need to based on what the market offers us. So again just to say simply what Harold said, there is perhaps an opportunity to increase the margin target.

Michael Rose, Raymond James & Associates, Inc.

Q: Maybe for Terry, I just wanted to circle back on some of the comments you made around BNCN and hiring of commercial lenders. You know as I look at BNCN they’d kind of be more of a CRE focused bank. What are the expectations for hiring commercial lenders in the BNCN franchise and how does that translate or triangulate to kind of the accretion guidance that you’ve given? Thanks.

A: (Mr. Turner) Yeah, I think let me start with the accretion guidance that we’ve given and in that we’ve assumed no revenue synergy. And so in other words we’ve built the synergy case on cost take-outs exclusively. So hiring additional C&I, building out a C&I platform, would be outside and beyond the accretion guidance that we have given. I think in terms of expectations, you would expect us to build that out, build those markets out in a format similar to what we’ve described there for Chattanooga and Memphis. I think that in the case of Chattanooga, CapitalMark was of course a C&I dominated platform, but if you’ll recall Magna was a CRE dominated platform. And so, you know, what we’ve done is hire a number of C&I and private banking type FAs in Memphis, and again you can see the traction that we’re getting, the volume of hiring that we’re doing in that market and the growth that we’re getting in that market on both loans and deposits, I think really being driven to some large extent by the addition of a C&I platform. And so, I would expect that same thing to happen – the markets that have the greatest appeal for us and that we’ll pursue the most quickly on the commercial front would be markets like Charlotte, markets like Raleigh, you know markets like Charleston, markets like Greenville. And so again I think those four markets in particular have great, hold great commercial promise, and Rick Callicutt is already begun his recruiting efforts and I think was successful on one great hire and has a number in the pipeline that he is pursuing along the C&I front. So I guess long-winded answer to say we expect it to impact those big markets in North Carolina the same as it has in the market extensions that we’ve done here, and we expect that to be over and above the accretion guidance that we’ve given.

Q: OK, maybe just one final follow-up, Terry, to that response. You know it seems like the competition potentially for lenders in the Carolinas might be a little bit more intense just because there are a couple banks that are of similar size to you guys, where as in the markets in Tennessee, you know, you guys clearly stand out as kind of the premier bank in the state. Can you talk about acquisition costs of lenders and, you know, if you’re not able to attract the lenders that you think you are, what would be the back-up plan as you move forward? Thanks.

A: (Mr. Turner) Yeah, I think again, relative to a back-up plan, again, I would remind you that we don’t need any of that to hit the synergy case. So again the build-out of that program is incremental, it’s not like we can’t hit the synergy, we can’t hit the accretion targets without doing it. So maybe I’ll just start there. I think on the incremental side, Michael, you know this, man I can’t predict the future. I don’t know what’s going to happen in every market. I don’t know what the competitive response is going to be in every market, but I will say this: That’s the same question they asked when we started here in Nashville, it’s the same thing they asked when we went to Knoxville, it’s the same thing that was asked when we went to Memphis and Chattanooga. And so, in each of those markets we found our way to hire great bankers in the markets and had them move their books of business over here. I think one of the things that, the reason it has worked that way in the markets that we’ve been in is because, primarily because of the difficult experience for these lenders in these large regional banks. In other words, again I don’t want to rattle on too long about it Michael, but you know the experience for a middle-market lender in a large regional company is a difficult one, lots of bureaucracy, lots of red tape, it’s difficult to get approvals done, long length of time, frequently disappointing clients, being talked to by credit officers like you’re foolish, all those sorts of things. And so that’s what we don’t do, and that’s the advantage that we have over large regional banks. My belief is that it will work in those markets for the same reasons. I’ll just comment quickly again I can’t predict the future. I don’t want to overplay it. I would say I am optimistic that we’ll be successful in the preliminary success that Rick Callicutt has had. I think if you were to talk to Rick, Rick would say hey yeah we were trying to build our C&I platform, we were having modest success, but he didn’t get to hire all the people he wanted to for a number of reasons, which included the size of the house limit for lending, the robustness of the treasury management platform, and many people’s perception as you mentioned that they’re more of a CRE bank than a C&I bank. And so with that hold up, all those objections have been eliminated by our combination, and I think he’s finding that in the hiring process and the receptiveness of people as they’re by recruiting. I’ll just offer one more comment. One of the analysts, one of the sell-side analysts who has covered us for a long time was doing some background work in the Carolinas and was calling some of the banks that you’re likely referring to there that would be generally viewed to be aggressive growers, challenger brands if you will, and he told me, he said “Terry, normally when I make those kinds of calls and ask people what they’re looking at in the market and what they see, they generally tell me hey, we’re excited, this is going to create a lot of hiring opportunity for us because we’re going to be able to step in there and take advantage of the transition.” He said “not one person told me that, in fact they were talking about what they’re doing trying to scotch themselves against your recruiting/poaching techniques.” So again Michael I don’t know what the future holds and I can’t make any promises about what will transpire, but again I do believe that you know the model that we have of hiring and engaging these middle-market bankers will work in the Carolinas and Virginia, much like it does in Tennessee.

Tyler Stafford, Stephens Inc.

Q: Hey, good morning guys. Maybe first just a follow-up on Catherine’s earlier question just about the long-term operating targets. So when you guys announced the BNCN deal you did increase the ROA target at the time but you left all the other operating targets the same, but BNC was operating roughly 65 bps of fee income to average assets, and then with Durbin it seems difficult to get back to that long-term fee income target, of that 1.10 to 1.30, but then conversely with all the cost savings that you’re going to get with the deal, it implies a fairly significant expense ramp to get back to within those long-term expense targets. So I’m just wondering if BNC and its size changes the long-term operating profile of Pinnacle or if there’s something there that I’m missing.

A: (Mr. Carpenter) No, I think it will, particularly in the two categories that you’re talking about, around fees and expenses. I think we’ve got some, we’ve got some algebra to do on most those categories Tyler.

Q: OK. And maybe just to [inaudible] to that, just for clarity on the long-term expense target. Is it currently right now is it the 2.1 to 2.3 percent that’s stated in the earnings release or is it the 2.0 to 2.2 that’s in the presentation?

A: (Mr. Carpenter) The 2.0 to 2.2 I think.

Q: OK. The release says 2.1 to 2.3, but you think it’s the 2.0 to 2.2?

A: (Mr. Carpenter) I think so, yes.

Q: OK. And then just going back to Terry’s comments of the Durbin impacts, the $1.5 million I believe you said of negative impacts of Durbin, does that include BNC or is that just standalone Pinnacle?

A: (Mr. Carpenter) That’s standalone Pinnacle. I think BNC’s about a half a million dollars to a million bucks.

Stephen Scouten, Sandler O’Neill

Q: In the near term would you expect this kind of 68 bps of reserves to loans to be more flattish or would this recent trend down, could that continue as well?

A: (Mr. Carpenter) Yeah, I think we’ve got only a small amount of credit leverage left in the Pinnacle book. With Bank of North Carolina you’ll see meaningful reduction in the actual calculated reserve, so, because all of that reserve will get embedded into the loan book, so the actual ratio will go down, but just like with Pinnacle, we’ve got $30 million in discounts still left from Avenue, Magna and CapitalMark. All that money is just in the loan accounts now.

Andy Stapp, Hilliards Lyon

Q: I may have missed this, but could you talk about how much cost saves should be realized in the first phase of the systems conversion versus the second?

A: (Mr. Carpenter) I don’t think it’s going to be too terribly different than what we talked about on the merger call. We anticipated about 25% of the synergy case to get realized in 2017. So we still believe that’s going to be the case, and then primarily that’s because we won’t really get any kind of synergies until later on in the year, and then we’re looking at the rest of it being towards, call it the second quarter of next year, of the full synergy case being deployed.

Kevin Fitzsimmons, Hovde Group

Q: Most of my questions have been answered, so just one quick follow-on—on the systems conversion, so is that purely or mostly due to this effort to reduce the risk? I heard your point Terry about the BNCN customers have been through a lot of these, or is it a decision based on the system, that Jack Henry’s system is just a better system at the end of the day, and that’s what you want to end up with?

A: (Mr. Turner) That’s a great question. I think there are several factors in there, and I would say honestly for me, personally, the most compelling has to do with the de-risking of the conversion. But I wouldn’t do it if Jack Henry was a less-good system. We think it’s an equal system at a minimum and perhaps slightly better. And what we really like about Jack Henry, as a vendor, is their ability to provide support both during the systems conversion and integration—we view that to be substantial and important—and we view their support on an ongoing basis to be substantial as well. So you know all those things roll together in there, but we believe despite the de-risking, despite the conversion support, all those kinds of things, we do believe that we’re slightly better off on the Jack Henry system as we continue to grow the bank.

Peyton Green, Piper Jaffray

Q: In looking at the growth in Memphis and Chattanooga, I think what’s really noteworthy is their core deposit growth was as strong as it was. Is that something that you think will continue on into the second quarter or third quarter?

A: (Mr. Turner) Peyton, I’m going to hedge just a little bit because, you know, it’s difficult enough to be projecting our own numbers. I don’t feel like I’m in a position necessarily to project BNCN’s growth, but I do know this, our first quarter growth was really extraordinary and unusual, and I think it had to do with the hiring momentum that we talked about and market share movement. I think in their case they have built and been working on as you know you’ve seen their core deposit trends, and a lot of that has been dependent on their branch system and the selling methodologies they’ve employed there. A guy named Rick Arthur runs their branch system has done a fabulous job in building deposit acquisition momentum in that footprint, and so I think that explains a large part of the growth that they’ve had, and I believe it is likely to continue. But again, I’m better able to predict Pinnacle’s growth than BNC’s at this point.

Q: OK, no, I’m sorry, I meant Memphis and Chattanooga, your core deposit growth was very strong, and I was just wondering if you thought that was going to carry through over the balance of ’17. It seems like traction really picked up in Chattanooga particularly.

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A: (Mr. Turner) I’m sorry, I thought you were asking about BNCN.

Brian Martin, FIG Partners

Q: Lastly, on the comments about the conversion and kind of the change. You know, I guess is the thought, Terry mentioned this maybe a little bit out of the first quarter, but I guess is the thought that the, you know, prior under your prior assumptions on the conversion that the first clean quarter inclusive of BNCN on the expense front might be first quarter and now that’s maybe pushed back to the second quarter? So just a little bit of a delay but Terry said it might be around a million but that’s what I think about it, the first clean quarter with the full synergies is 2Q vs. 1Q?

A: (Mr. Carpenter) Yeah, that’s exactly right Brian. We’ve, we’re planning on the target environment being established in April of next year.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this filing, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including, but not limited to: (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low short-term interest rate environment; (iii) the inability of Pinnacle, or entities in which it has significant investments, like Bankers Healthcare Group, LLC (“BHG”), to maintain the historical growth rate of its, or such entities’, loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle’s asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA, the Knoxville MSA, the Chattanooga, TN-GA MSA and the Memphis, TN-MS-AR MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) a merger or acquisition, like Pinnacle’s proposed merger with BNC;

(xii) risks of expansion into new geographic or product markets; (xiii) any matter that would cause Pinnacle to conclude that there was impairment of any asset, including intangible assets; (xiv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle Bank), to retain financial advisors or otherwise to attract customers from other financial institutions; (xv) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvi) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xvii) risks associated with litigation, including the applicability of insurance coverage; (xviii) the risk of successful integration of the businesses Pinnacle has recently acquired with its business; (xix) approval of the declaration of any dividend by Pinnacle’s board of directors; (xx) the vulnerability of Pinnacle Bank’s network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xxi) the possibility of increased compliance costs as a result of increased regulatory oversight, including oversight of companies in which Pinnacle or Pinnacle Bank have significant investments, like BHG, and the development of additional banking products for Pinnacle Bank’s corporate and consumer clients; (xxii) the risks associated with Pinnacle and Pinnacle Bank being a minority investor in BHG, including the risk that the owners of a majority of the equity interests in BHG decide to sell the company if not prohibited from doing so by the terms of our agreement with them; (xxiii) the possibility that the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets will exceed current estimates; (xxiv) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, like BHG, including regulatory or legislative developments; (xxv) the risk that the cost savings and any revenue synergies from Pinnacle’s proposed merger with BNC may not be realized or take longer than anticipated to be realized; (xxvi) disruption from Pinnacle’s proposed merger with BNC with customers, suppliers, employee or other business partners relationships; (xxvii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement between Pinnacle and BNC; (xxviii) the risk of successful integration of Pinnacle’s and BNC’s businesses; (xxix) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders; (xxx) the amount of the costs, fees, expenses and charges related to Pinnacle’s proposed merger with BNC; (xxxi) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to Pinnacle’s proposed merger with BNC; (xxxii) the failure of the closing conditions with respect to Pinnacle’s proposed merger with BNC to be satisfied, or any unexpected delay in closing the proposed merger; (xxxiii) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected; (xxxiv) the possibility that Pinnacle’s proposed merger with BNC may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxxv) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in its proposed merger with BNC; and (xxxvi) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700. The documents filed by BNC with the SEC may be obtained free of charge at BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle has filed a registration statement on Form S-4 with the SEC which includes a preliminary joint proxy statement of Pinnacle and BNC and a preliminary prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Pinnacle and BNC are urged to carefully read the entire registration statement and the definitive joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle common stock is set forth in the definitive proxy statement for Pinnacle’s 2017 annual meeting of shareholders, as previously filed with the SEC on March 9, 2017, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC’s common stock is set forth in Amendment No. 1 to BNC’s 2016 Annual Report on Form 10-K, as previously filed with the SEC on March 24, 2017, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the definitive joint proxy statement/prospectus. Free copies of these documents may be obtained as described in the paragraphs above.